DOUGLAS LAKE MINERALS INC.
520 - 470 Granville Street,
Vancouver, British Columbia
V6C 1V5

Fax: 604.682.0903 Phone: 604.230.4930

United States
Securities and Exchange Commission
Washington, DC
20549-7010
USA
Attention: Karl Hiller, Branch Chief

March 20th. 2006

Re: Douglas Lake Minerals Inc.
Form 10-KSB/A for Fiscal Year Ended May 31, 2005
Filed January 27, 2006
Response Letter Dated January 26, 2005
File Number 000-50907

Dear Mr. Hiller:

We write in response to your letter of February 17, 2006 in connection with your comment "Report of Independent Registered Public Accounting Firm, page F-1".

It is our intention, once our operations outside Canada become significant in the future, we will engage a registered public accounting firm which is consistent with our position outlined in Section 5 K of the International Reporting and Disclosure Issues in the Division of Corporation Finance.

Yours truly,
Douglas Lake Minerals Inc.

/s/ Laurence Stephenson
Laurence Stephenson, PEng, M.B.A
Chief Executive Officer

cc. Lily Dang (fax 202.772.9368)